UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           GlobalSantaFe Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                   Ordinary Shares, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class and Securities)


                                   G3930E101
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 19, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G3930E101             SCHEDULE 13G                      Page 2 of  7
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(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         SFIC Holdings (Cayman), Inc. i

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                  (a)[ ]
                                                                  (b)[ ]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

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                                (5)    SOLE VOTING POWER
                                       -0-

          NUMBER OF             ------------------------------------------------
            SHARES              (6)    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY             ------------------------------------------------
             EACH               (7)    SOLE DISPOSITIVE POWER
          REPORTING                    -0-
            PERSON
             WITH               ------------------------------------------------
                                (8)    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                          [ ]

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0%

--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON (See Instructions) CO

--------------------------------------------------------------------------------

----------
i SFIC Holdings (Cayman), Inc. is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the State of Kuwait. This report constitutes a joint filing on behalf of each of the reporting persons with respect to the subject securities pursuant to Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended.

-------------------------------------------------------------------------------
CUSIP No. G3930E101                  SCHEDULE 13G                   Page 3 of 7
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Kuwait Petroleum Corporation i

-------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                  (a)[ ]
                                                                  (b)[ ]
-------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Kuwait

--------------------------------------------------------------------------------
                                (5)    SOLE VOTING POWER
                                       -0-
          NUMBER OF
            SHARES              ------------------------------------------------
         BENEFICIALLY           (6)    SHARED VOTING POWER
           OWNED BY
             EACH               ------------------------------------------------
          REPORTING             (7)    SOLE DISPOSITIVE POWER
            PERSON                     -0-
             WITH
                                ------------------------------------------------
                                (8)    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                            [ ]

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0%

--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON (See Instructions)
         CO

--------------------------------------------------------------------------------

----------
i SFIC Holdings (Cayman), Inc. is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the State of Kuwait. This report constitutes a joint filing on behalf of each of the reporting persons with respect to the subject securities pursuant to Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended.

Item 1(a).  Name of Issuer:

            GlobalSantaFe Corporation (formerly known as Santa Fe
            International Corporation)

Item 1(b).  Address of Issuer's Principal Executive Offices:

            15375 Memorial Drive
            Houston, Texas 77079-4101

Item 2(a).  Name of Persons Filing:

            (i) SFIC Holdings (Cayman), Inc.
            (ii) Kuwait Petroleum Corporation

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            (i)   SFIC Holdings (Cayman), Inc.
                  c/o Kuwait Petroleum Corporation
                  P.O. Box 26565
                  13126 Safat, Kuwait
                  Attention: Chairman of the Board of Directors

            (ii)  Kuwait Petroleum Corporation
                  P.O. Box 26565
                  13126 Safat, Kuwait
                  Attention: Deputy Chairman and Chief Executive Officer

Item 2(c).  Citizenship:

            (i)   SFIC Holdings (Cayman), Inc. is a Cayman Islands company
            (ii)   Kuwait Petroleum Corporation is a Kuwait company

Item 2(d).  Title of Class of Securities:

            Ordinary Shares, par value $0.01 per share (the "Ordinary Shares")

Item 2(e).  CUSIP Number:

            G3930E101

Item 3.

            Not applicable.

Item 4.     Ownership.

     (a) Amount Beneficially Owned: -0- Ordinary Shares.

     (b) Percent of Class: 0%

     (c) Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote: -0-

           (ii)  Shared power to vote or to direct the vote: -0-

           (iii) Sole power to dispose or to direct the disposition of: -0-

           (iv)  Shared power to dispose or to direct the disposition of: -0-

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     December 19, 2005
                                     Date


                                     SFIC HOLDINGS (CAYMAN), INC.


                                     /s/ Nawaf Saud Al-Sabah
                                     ----------------------------
                                     Signature
                                     Nawaf Saud Al-Sabah
                                     Secretary
                                     Name/Title


                                     KUWAIT PETROLEUM CORPORATION


                                     /s/ Nawaf Saud Al-Sabah
                                     ----------------------------
                                     Signature
                                     Nawaf Saud Al-Sabah
                                     General Counsel
                                     Name/Title